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                               September 2, 2022

       David L. Lamp
       President and Chief Executive Officer
       CVR Energy, Inc.
       2277 Plaza Drive, Suite 500
       Sugar Land, TX 77479

                                                        Re: CVR Energy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 11, 2022
                                                            File No. 001-33492

       Dear Mr. Lamp:

              We have reviewed your August 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2022 letter.

       Response dated August 11, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       38

   1. Your response to prior comment 3 states that you had no material capital expenditures related to your nitrous
oxide abatement and carbon dioxide sequestration
                                                        projects/activities.
Please provide us with quantitative information for these
                                                        projects/activities for
each of the periods for which financial statements are presented in your Form 10-K and for
any subsequent periods.
   2. We note from your response to prior comment 4 that the indirect consequences of climate-
                                                        related regulation or
business trends would be reflected in the prices you receive for your products. However, it
is not clear how you evaluated the factors noted in our prior comment to determine
their effect on demand for the products you sell. Please describe
 David L. Lamp
CVR Energy, Inc.
September 2, 2022
Page 2
         how the indirect consequences of regulations or business trends related to climate change were considered in your analysis and tell us how you concluded that they were not material. Your response should specifically addresses each item from our prior comment.
3. We note your response to our prior comment 5 and reissue it in part. Please provide us with quantitative information for each of the periods identified in our prior comment regarding weather-related damages to your property or operations and the cost of insurance.
4. In response to prior comment 5, you state that the physical effects of climate change have not had a material physical effect on your operations. Please provide us with additional detail explaining how you considered providing disclosure regarding:
             the potential for the physical effects of climate change to affect your operations and results; and
             possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather, including, but not limited to, decreased agricultural production capacity.
5. Your response to prior comment 6 states that you have not incurred any material compliance costs related to climate change other than those associated with the
         Renewable Fuel Standard and costs associated with your compliance with environmental laws. Beyond those related to compliance with the Renewable Fuel Standard, please quantify for us compliance costs incurred related to climate change for the periods noted
         in our prior comment.
      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



FirstName LastNameDavid L. Lamp                               Sincerely,
Comapany NameCVR Energy, Inc.
                                                              Division of
Corporation Finance
September 2, 2022 Page 2                                      Office of Energy
& Transportation
FirstName LastName